BERUSCHI & COMPANY

Barristers & Solicitors

03045516

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

PROCESSING
RECEIVED
DEC 29 2003
187
WASH, D.C.

December 16, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Re: Ballad Gold & Silver Ltd. (the "Issuer")
(formerly Ballad Ventures Ltd.)
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since September 16, 2003:

A. Copies of Notices of Change of Directors dated September 3, 2003, November 17, 2003 and November 19, 2003.

B. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended September 30, 2003 with relevant Quarterly report on BC Form 51-901F.

C. Copies of news releases issued during the relevant period.

D. Copy of Form 45-103F4 filed with the British Columbia Securities Commission.

E. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

F. Copies of TSX Venture Exchange letters of approval.

dlw 1/8

G. Copy of Geological Report filed with the British Columbia and Alberta Securities Commissions.

H. Copy of Form 45-102F2 filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

December 16, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

ACKNOWLEDGED RECEIPT THIS
____ DAY OF __________, 20____

BY: ____________________

Dear Sirs:

Re: Ballad Gold & Silver Ltd. (the "Issuer")
(formerly Ballad Ventures Ltd.)
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since September 16, 2003:

A. Copies of Notices of Change of Directors dated September 3, 2003, November 17, 2003 and November 19, 2003.

B. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended September 30, 2003 with relevant Quarterly report on BC Form 51-901F.

C. Copies of news releases issued during the relevant period.

D. Copy of Form 45-103F4 filed with the British Columbia Securities Commission.

E. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

F. Copies of TSX Venture Exchange letters of approval.

G. Copy of Geological Report filed with the British Columbia and Alberta Securities Commissions.

H. Copy of Form 45-102F2 filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-4000

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

_____ Schedule B and C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BALLAD GOLD & SILVER LTD. (formerly Ballad Ventures Ltd.)	**September 30, 2003**	**03/11/28**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-682-7159**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anthony Beruschi	**Director**	**604-669-3116**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
ajb@balladnet.com	**www.balladnet.com**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anthony J. Beruschi"	**ANTHONY BERUSCHI**	**03/11/28**
"Ray Roland"	**RAY ROLAND**	**03/11/28**

(Electronic signatures should be entered in "quotations")

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30 , 2003 and 2002

(Unaudited – Prepared by Management)

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
CONSOLIDATED BALANCE SHEETS
September 30, 2003 and December 31, 2002

	(Unaudited) 2003	(Audited) 2002
ASSETS		
Current		
Cash and cash equivalents	$ 248,590	$ 6,927
Marketable securities	3,000	3,000
Accounts receivable	22,991	16,679
Prepaid expenses	4,912	-
	279,493	26,606
Capital assets – Note 3	6,590	4,590
Resource properties	328,804	8,982
	$ 614,887	$ 40,178
LIABILITIES		
Current		
Accounts payable – Note 5	$ 351,271	$ 312,305
Long-term debt – Notes 5	-	372,912
	351,271	685,217
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 4	11,905,702	10,658,152
Contributed surplus	800	800
Deficit	(11,642,886)	(11,303,991)
	263,616	(645,039)
	$ 614,887	$ 40,178

APPROVED BY THE DIRECTORS:

"Anthony J. Beruschi", Director *"Ray Roland"*, Director

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three and nine months ended September 30, 2003 and 2002
(Unaudited – Prepared by Management)

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Administrative Expenses				
Accounting and audit	$ 3,059	$ 17,680	$ 7,769	$ 23,680
Amortization	463	389	1,036	1,165
Consulting fees – Note 5	29,117	27,628	59,064	42,948
Filing fees	9,593	904	15,570	5,804
Interest, foreign exchange	10,395	22,968	51,248	23,010
Legal – Note 5	64,079	16,141	93,499	25,212
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	11,501	3,429	23,522	10,971
Rent	9,300	9,300	27,900	27,900
Salaries	-	(8,040)	-	5,659
Shareholder communication	15,249	(6,500)	29,024	-
Transfer agent	1,730	545	3,409	2,274
Travel and promotion, Attendance at conferences	3,129	4,888	4,354	12,640
Loss before other item	(165,115)	(96,832)	(338,895)	(203,763)
Other item				
Gain on settlement of accounts payable	-	25,000	-	25,000
Net loss for the period	(165,115)	(71,832)	(338,895)	(178,763)
Deficit, beginning of period	(11,477,771)	(11,041,013)	(11,303,991)	(10,934,082)
Deficit, end of period	$ (11,642,886)	$ (11,112,845)	$ (11,642,886)	$ (11,112,845)
Basic and diluted loss per share	$ (0.02)	$ (0.02)	$ (0.04)	$ (0.04)
Weighted average number of shares	8,169,448	4,760,128	8,169,448	4,760,128

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2003 and 2002
(Unaudited – Prepared by Management)

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Operating Activities				
Net loss for the period	$ (165,115)	$ (71,831)	$ (338,895)	$ (178,763)
Add (deduct) items not affecting cash:				
Amortization	463	389	1,036	1,165
Gain on settlement of accounts payable	-	(25,000)	-	(25,000)
	(164,652)	(96,442)	(337,859)	(202,598)
Changes in non-cash working capital items related to operations:				
Accounts receivable	(6,563)	(12,289)	(6,312)	(17,906)
Prepaid expenses	(3,425)	-	(4,912)	-
Accounts payable	118,886	(59,414)	38,967	(458,041)
Long-term debt	-	-	(372,912)	-
	(55,754)	(168,145)	(683,028)	(678,545)
Investing Activities				
Purchase of capital assets	(3,037)	-	(3,037)	-
Resource properties acquisition	(250,000)	-	(264,118)	-
Resource properties sale	7,500		7,500	
Resource properties deferred costs	(52,402)	-	(63,204)	-
	(297,939)	-	(322,859)	-
Financing Activities				
Common shares	1,247,550	-	1,247,550	300,000
Share subscriptions	(650,000)	170,000	-	375,000
	597,550	170,000	1,247,550	675,000
Increase (Decrease) in cash during the period	243,857	1,855	241,663	(3,545)

...Cont'd

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)

Continued

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2003 and 2002
(Unaudited – Prepared by Management)

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Cash, beginning of period	4,733	3,576	6,927	8,976
Cash, end of period	$ 248,590	$ 5,431	$ 248,590	$ 5,431
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 and 2002
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2002 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2002 financial statements.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Balad Exploration S.A., and TVX Minera Del Peru S.A. All inter-company transactions and balances have been eliminated.

(b) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Office equipment	20%

(d) Resource Properties

The acquisition of resource properties is initially recorded at cost. Producing resource properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations.

(e) Deferred Exploration Expenditures

The Company capitalizes all exploration expenditures that result in the acquisition and retention of resource properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive resource properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing resource properties based on a method relating recoverable reserves to production.

(f) Foreign Currency Translation

Monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the rates in effect at the dates on which such items are recognized during the year. Exchange gains and losses arising from translation are expensed in the year.

8

Note 2 Summary of Significant Accounting Policies – (cont'd)

(g) Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(h) Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 6, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

(i) Fair Market Value of Financial Instruments

The carrying value of cash, marketable securities, accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The carrying value of long-term debt also approximates fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(j) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Capital Assets

	Cost	Accumulated Amortization	Net Carrying Amount 2003	Net Carrying Amount 2002
Computer equipment	$ 20,545	$ 15,924	$ 4,621	$ 2,518
Office equipment	6,310	4,341	1,969	2,460
	$ 26,855	$ 20,265	$ 6,590	$ 4,978

Note 4 Share Capital – Note 6

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 2000		20,462,000	9,968,152
Share consolidation (1 new share for 3 old shares)		(13,641,334)	-
Balance, December 31, 2001		6,820,666	9,968,152
For cash:			
– pursuant to a private placement	– at $0.05	2,000,000	100,000
	– at $0.10	2,000,000	200,000
	– at $0.20	1,950,000	390,000
Balance, December 31, 2002		12,770,666	10,658,152
For cash:			
– pursuant to a private placement	– at $0.10	9,000,000	900,000
– pursuant to exercise of stock options	– at $0.20	390,000	78,000
	– at $0.46	42,500	19,550
– resource property acquisition	– at $0.50	500,000	250,000
Share consolidation (1 new share for 2 old shares)		(6,385,333)	-
Balance, September 30, 2003		16,317,833	11,905,702

Note 4 Share Capital – Note 6 – (cont'd)

Commitments:

Share Purchase Warrants

At September 30, 2003, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
1,000,000	$0.20	May 22, 2004
9,000,000	$0.22	August 15, 2005
10,000,000		

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of September 30, 2003 and 2002 and changes during the periods ending on those dates is presented below:

	September 30, 2003		September 30, 2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	541,033	$0.25	298,684	$2.40
Granted	1,575,000	$0.80	541,033	$0.25
Exercised	(432,500)	$0.23	-	
Expired/cancelled	(52,500)	$0.44	(298,684)	$2.40
Options outstanding and exercisable at end of period	1,631,033	$0.12	541,033	$0.25

Note 4 Share Capital – Note 6 – (cont'd)

Stock-based Compensation Plan – (cont'd)

The following table summarizes information about stock options outstanding at September 30, 2003:

Exercise Price	Outstanding	Expiry
$0.20	46,033	May 8,2004
$0.46	10,000	June 11, 2004
$0.80	1,575,000	September 18, 2005
	1,631,033	

Note 5 Related Party Transactions

During the nine months ended September 30, 2003 and 2002, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2003	2002
Consulting fees	$ 27,000	$ 27,000
Interest	31,879	24,964
Legal	91,861	24,354
	$ 150,740	$ 76,318

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At September 30, 2003, accounts payable includes $ 227,682 (2002: $91,767) due to directors of the Company, companies controlled by directors of the Company and a company with a common director.

At September 30, 2003, long-term debt includes $ Nil (2002: $284,792) due to directors of the Company and companies controlled by directors of the Company.

12

Note 6 Subsequent Event

Subsequent to September 30, 2003 the Company agreed to a private placement of its securities to raise $600,000 which will consist of the sale of up to 1,200,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.60 per share. A finder's fee may be payable on a portion of the private placement.

The proceeds of the private placement will be used for exploration at the Company's Penascudo Gold/ Silver Property in the Patagonia region of Argentina and for general corporate purposes including funding Ballad's review of additional properties and acquisitions of interests in gold and silver exploration properties.

The private placement and finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

______ Schedule A

__X__ Schedule B and C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BALLAD GOLD & SILVER LTD. (formerly Ballad Ventures Ltd.)	**September 30, 2003**	**03/11/28**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-682-7159**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anthony Beruschi	**Director**	**604-669-3116**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
ajb@balladnet.com	**www.balladnet.com**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anthony J. Beruschi"	**ANTHONY BERUSCHI**	**03/11/28**
"Ray Roland"	**RAY ROLAND**	**03/11/28**

(Electronic signatures should be entered in "quotations")

BALLAD GOLD & SILVER LTD.
(formerly BALLAD VENTURES LTD.)
QUARTERLY REPORT
September 30, 2003

Schedule A. Financial Statements
– See interim consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs for the current fiscal year to date:
- General and administrative expenses: Nil.

- Deferred costs:

TVX Concessions, Peru

		2003		2002
Balance, beginning of period	$	8,982	$	8,982
Geological		7,000		-
Concession fees		4,117		-
Resource property sale		(7,500)		-
Balance, end of period		12,599		8,982

Penascudo Gold-Silver Project, Argentina

		2003		2002
Balance, beginning of period	$	-	$	-
Acquisition		264,118		-
Assay		927		-
Exploration		40,000		-
Geological consulting		11,160		-
Balance, end of period		316,205		-
	$	328,804	$	8,982

2. Related party transactions:
– See Note 5 to the interim consolidated financial statements attached

3. Summary of securities issued and options granted during the period:

a) Securities issued during the period:

b) Securities issued during the period:

Date	Type of Security	Number	Price	Proceeds	Consideration
Aug.15/03	Private placement	9,000,000	$0.10	$900,000	Cash
Sep. 02/03	Resource property	500,000	$0.50	$250,000	Property
Sep. 17/03	Stock options	350,000	$0.20	$ 70,000	Cash
Sep. 18/02	Stock options	40,000	$0.20	$ 8,000	Cash
Sep. 18/02	Stock options	42,500	$0.46	$ 19,550	Cash
		9,932,500			

b) Summary of options granted during the period:

Date	Number	Optionee	Exercise Price	Expiry Date
Sep.18/03	497,500	Virgin Ventures (Anthony Beruschi)	$0.80	Sep.18/05
Sep.18/03	497,500	Raymond Roland	$0.80	Sep.18/05
Sep.18/03	25,000	Brian Harris	$0.80	Sep.18/05
Sep.18/03	20,000	Andre Pauwels	$0.80	Sep.18/05
Sep.18/03	1,040,000	Employees	$0.80	Sep.18/05
	1,575,000			

4. Summary of securities as at the end of the reporting period:

a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion
   – See Note 4 to the interim consolidated financial statements

b) Number and recorded value for shares issued and outstanding
   – See Note 4 to the interim consolidated financial statements

c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
   – See Note 4 to the interim consolidated financial statements

4. Summary of securities as at the end of the reporting period: - (Cont'd)

   d) Number of shares in each class of shares subject to escrow or pooling agreements
      – Nil

5. List the names of the directors and officers: September 30, 2003

   Anthony Beruschi, Director and President
   Raymond Roland, Director and CFO
   Brian Harris, Director

Schedule C: Management Discussion
– See attached

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
QUARTERLY REPORT
September 30, 2003

Schedule C: Management Discussion

RESULTS OF OPERATIONS

The Issuer conducts natural resource exploration and development operations with interests in gold, silver, base and other precious metal exploration and development properties in Argentina and Peru. The Issuer is an exploration company. It does not have properties in production and consequently the Issuer does not have operating income or cash flow from its resource operations.

For the nine months ended September 30, 2003, the Issuer incurred a net loss of $338,895 ($ 0.04 per share), as compared to a loss of $178,763 ($ 0.04 per share) for the period ended September 30, 2002.

On July 21, 2003 the Issuer consolidated its share capital on the basis of one new for two old and changed the its name to Ballad Gold & Silver Ltd.

RESOURCE PROPERTIES

The Issuer is actively exploring its newly acquired Penascudo Gold-Silver Property in Argentina and reviewing potential acquisitions of interests in other properties with precious metals potential. Recognizing the strengthening of gold prices and current world economic outlook, of particular interest to the Issuer is properties with high Gold and Silver exploration potential in the United States, Canada and South America. In South America, the Issuer has conducted exploration in Peru, Venezuela and Brazil.

Recently, exploration has commenced in Argentina on its Penascudo Gold Silver Property.

Penascudo Gold-Silver Property, Argentina

On June 11, 2003 the Issuer and IMA Exploration Inc. ("IMA") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from IMA Exploration Inc. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery.

At Penascudo, gold in outcrop has been discovered and sampling by IMA geologists in November 2002 found visible gold in quartz veins within an area underlain by a 5 square kilometer (2 square mile) large rhyolite dome. Visible gold occurs in low sulphidation epithermal type quartz veins within this dome. Initial mapping has found a number of additional quartz veins within this dome. Discoveries of gold and silver in outcrop, especially discoveries of the epithermal type apparent at Penascudo, have increased recently in Patagonia as this region is only now being explored to the point of making the area the premium hunting ground for these types of gold deposits in the world.

The agreement between the Issuer and IMA provided the Issuer with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for the Issuer by an Independent Qualified Person.

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
QUARTERLY REPORT
September 30, 2003

Schedule C: Management Discussion - (cont'd)

The Issuer's independent Qualified Person conducted an initial review of the discovery area, named the EL REY Gold/Silver zone. Exceptional results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system. The EL REY Gold/Silver zone has been mapped for 55 meters along strike and is interpreted to be contained within a larger 600 meter long structure.

IMA granted the Issuer an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Issuer's interest is subject to a 1.5% NSR Royalty.

The Issuer may increase its interest by funding a feasibility study. On August 12, 2003, the Issuer notified IMA that it is proceeding with the Option Agreement. The Option Agreement has now been accepted for filing by the TSX Venture Exchange.

The Issuer currently is conducting systematic surface work on the property including a soil geochemical grid, geophysical survey and detailed mapping. Many unexplored target areas exist on the Penascudo Property. Exploration is proceeding.

Roberto Prospect, Peru

As at Sept 30, 2003 the Issuer held an interest in the Roberto base metal exploration property in the Peruvian province of Huancaveilea. This property was acquired with other property areas from TVX Gold Inc. in 1997.

During the nine months ended September 30, 2003 the Issuer reached an agreement with Consolidated Norsemont Ventures Ltd. ("Norsemont") providing Norsemont with the right to acquire by option a 60% interest in the 1,000 hectare Roberto Silver-Zinc-Lead prospect from the Issuer by completing C$1,300,000 worth of work, issuing 900,000 shares in three tranches and paying C$445,000 in cash, all staged over 4 years. The first stage requirements are C $ 50,000 worth of work, C $ 15,000 ($7,500 paid) cash and issuance of 200,000 shares to the Issuer. The Option Agreement is subject to acceptance for filing by the TSX Venture Exchange. The Issuer allowed its interest in the adjacent Freddy property to lapse in July 2003 due to poor exploration results on that property. The Issuer is waiting for confirmation that Norsemont is proceeding with the Option Agreement.

MANAGEMENT

As at September 30, 2003 Messrs. A. Beruschi, R. Roland, B. Harris, J. Halagan and Andre Pauwels were directors of the Issuer. Mr. Beruschi is the President and Chief Executive Officer.

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
QUARTERLY REPORT
September 30, 2003

Schedule C: Management Discussion - (cont'd)

The Issuer is pleased to announce that John Halagan has agreed to become a director as at September 3, 2003.

The Issuer is pleased to announce that Art Ettlinger has agreed to become a director, as at November 19, 2003.

As of November 17, 2003 Mr. Andre Pauwels resigned as a director.

INVESTOR RELATIONS

During the nine months ended September 30, 2003 the Issuer entered into an agreement with Kress & Co. of Vancouver, British Columbia, whereby Kress & Co. will provide corporate relations services to Ballad on a month-to-month basis. The Issuer will pay a monthly remuneration of $2,500 to Kress & Co.

The Issuer is pleased to announce it has retained the services of Michael Baybak and Co. Inc. to provide corporate communications services for Ballad for an initial term of twelve months.

Michael Baybak and Co. Inc. has provided corporate communications services for several publicly traded mineral exploration companies. Under the terms of the agreement Michael Baybak & Co. Inc. will help to prepare and disseminate corporate literature, presentation material and reporting information, and serve as information liaison between Ballad and shareholders, investors, broker dealers, industry contacts and media.

Michael Baybak and Co. Inc. will receive, subject to acceptance for filing of the TSX Venture Exchange, corporate stock options for 150,000 shares at a price to be agreed upon.

RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2003, the Issuer incurred $150,740 in related party transactions, as compared to $76,318 for the nine months ended September 30, 2002. Related party transactions are described in Note 5 to the financial statements.

LIQUIDITY AND CONTINUING OPERATIONS

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Issuer's investment in resource properties and related deferred costs is dependent upon the discovery

Schedule C: Management Discussion - (cont'd)

of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

During the nine months ended September 30, 2003 the Issuer completed its private placement of 9,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.22 per share. The units are subject to a hold period and may not be traded until December 16, 2003.

Subsequent to September 30, 2003 the Issuer agreed to a private placement of its securities to raise $600,000 consisting of the sale of up to 1,200,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.60 per share. A finder's fee may be payable on a portion of the private placement.

The proceeds of the private placement will be used for exploration at the Issuer's Penascudo Gold/ Silver Property in the Patagonia region of Argentina and for general corporate purposes including funding Ballad's review of additional properties and acquisitions of interests in gold and silver exploration properties.

The private placement and finder's fee have been accepted for filing by the TSX Venture Exchange.

OUTLOOK

The Issuer intends to aggressively explore its Penascudo Gold-Silver Property in Argentina where the initial exploration target is high grade gold and silver bearing veins in a promising low sulphidation epithermal geological environment. In addition, the Issuer is actively reviewing a number of gold and silver prospects in various regions for acquisitions and subsequent exploration. The Issuer's acquisition and exploration operations are significantly increasing as it reviews exploration targets with what it considers to be significant exploration potential. In doing so the Issuer intends to utilize its existing contact and information base on South American Properties. Financial markets have reacted favourably to increases in gold prices and are in the first stages of what the Issuer considers to be a recognition of the importance of exploration and the Issuer anticipates additional capital inflows through the sale of its securities as it implements its business plan.

82-4000

NOTICE OF DIRECTORS
Form 8 & 9
(Sections 113 & 132 Company Act)

RECEIVED DEC 29 2003

INSTRUCTIONS:

1. Please type or print in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occur on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

75655

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

A FULL NAME OF COMPANY

BALLAD GOLD & SILVER LTD.

C DATE OF CHANGE (Y/M/D)

2003/09/03

D Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
HALAGAN,	JOHN

Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*

E Full names and addresses of all the directors of the company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
BERUSCHI,	ANTHONY J.	320 9TH STREET, REVELSTOKE, BC V0E 2S0
ROLAND,	RAYMOND W.	305-1132 HARO STREET, VANCOUVER, BC V6E 1C9
HARRIS,	BRIAN	4760 WILLIAMS ROAD, RICHMOND, BC V7E 1J9
HALAGAN,	JOHN	5601 CRIMSON RIDGE DR., LAS VEGAS, NV 89130, USA
PAUWELS,	ANDRE	4900 MARIPOSA COURT, RICHMOND, BC V7C 2J9

F **CERTIFIED CORRECT** - I have read this form and found it to be correct

Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED
Y M D
2003/11/28

82-4000

DEC 2 9 2003

PROCESSING SECTION

NOTICE OF DIRECTORS
Form 8 & 9
(Sections 113 & 132 Company Act)

INSTRUCTIONS:

1. Please type or print in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occur on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

75655

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

A FULL NAME OF COMPANY

BALLAD GOLD & SILVER LTD.

C DATE OF CHANGE (Y/M/D)

2003/11/17

D Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*

Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
PAUWELS,	ANDRE

E Full names and addresses of all the directors of the company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
BERUSCHI,	ANTHONY J.	320 9TH STREET, REVELSTOKE, BC V0E 2S0
ROLAND,	RAYMOND W.	305-1132 HARO STREET, VANCOUVER, BC V6E 1C9
HARRIS,	BRIAN	4760 WILLIAMS ROAD, RICHMOND, BC V7E 1J9
HALAGAN,	JOHN	5601 CRIMSON RIDGE DR., LAS VEGAS, NV 89130, USA

F **CERTIFIED CORRECT** - I have read this form and found it to be correct

Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED
Y M D
2003/11/28

82-4000

NOTICE OF DIRECTORS
Form 8 & 9
(Sections 113 & 132 Company Act)

RECEIVED DEC 29 2003 ... 187 (MAIL PROCESSING SECTION)

B CERTIFICATE OF INCORPORATION NO.

75655

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

INSTRUCTIONS:

1. Please type or print in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occur on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

A FULL NAME OF COMPANY

BALLAD GOLD & SILVER LTD.

C DATE OF CHANGE (Y/M/D)

2003/11/19

D Full names of new directors appointed:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
ETTLINGER,	ART

Full names of persons who have ceased to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*

E Full names and addresses of all the directors of the company as at the date of change listed above:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
BERUSCHI,	ANTHONY J.	320 9TH STREET, REVELSTOKE, BC V0E 2S0
ROLAND,	RAYMOND W.	305-1132 HARO STREET, VANCOUVER, BC V6E 1C9
HARRIS,	BRIAN	4760 WILLIAMS ROAD, RICHMOND, BC V7E 1J9
HALAGAN,	JOHN	5601 CRIMSON RIDGE DR., LAS VEGAS, NV 89130, USA
ETTLINGER,	ART	5563 45TH AVENUE, DELTA, BC V4K 1L5

F CERTIFIED CORRECT - I have read this form and found it to be correct

Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED
Y M D

2003/11/28

BALLAD

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***September 16, 2003***

BONANZA GRADE GOLD AND SILVER AT PENASCUDO, ARGENTINA

Ballad Gold and Silver is very pleased to announce significant exploration results from its initial examination of the 9,000 hectare Penascudo gold-silver property located in Chubut Province, Patagonia, Argentina where bonanza grade gold and silver assays have been obtained from the newly named EL REY ("The King") Zone.

Exceptional results and details from the property include:

- Bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over 0.35 meters;
- Grab samples assayed as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton);
- The EL REY Gold/Silver zone has been mapped for 55 meters along strike and may be contained within a larger 600 meter long structure;
- Excellent access and infrastructure including nearby power; and,
- Many unexplored target areas exist on the property.

Mr. Edward McCrossan P. Geo., Independent Qualified Person, visited the Penascudo property and sampled the EL REY Zone obtaining exceptionally high-grade gold and silver values from both chip and grab samples, as referred to in his report dated September 12, 2003:

PENASCUDO CHIP and GRAB SAMPLES EL REY ZONE					
Gold Fire Assays g/tonne	Silver Fire Assays g/tonne	Gold Assays converted to oz/ton	Silver Assays converted to oz/ton	Width (m)	Sample No
23.54	348.9	0.69	10.18	grab	10
35.16	301.2	1.03	8.79	0.35	9
1098.23	1144.5	32.04	33.39	grab	8

1102.99	**704.7**	**32.18**	**20.56**	**0.35**	**7**
75.86	**509.9**	**2.21**	**14.87**	**0.30**	**6**
52.15	**155.5**	**1.52**	**4.54**	**0.30**	**5**
1.67	**11.5**	**0.05**	**0.34**	**0.30**	**4**
0.08	**4.1**	**0.002**	**0.12**	**0.30**	**3**

The mineral deposit type being modelled for the Penascudo property is a low sulphidation epithermal gold (Au) – silver (Ag) vein, breccia and stockwork system(s) that contain bonanza or high grade mineralized zones within a lower grade bulk-tonnage disseminated deposit. Ballad's results confirm and expand on prior limited work by IMA Exploration Inc. and Aur Resources Ltd. Preliminary work reports approximately 25 quartz veins or silicified zones containing veins, breccias, veinlets and /or stringers, as well as variably silicified volcanic host rocks have been mapped within a rhyolitic to dacitic flow – dome complex on the property. Dimensions vary, but the structures mapped to date can extend 600 metres along strike and attain widths of up to 15 or 20 metres. Historically, these types of flow dome complexes have hosted bonanza grade mineralization and have included some of the large precious metals deposits in South America.

Gold and Silver mineralization, discovered to date at Penascudo, is hosted within irregular silicified zones, which contain variable amounts of hydrothermal breccias, quartz stockworks, stringers, veinlets and veins. Mineralization is associated with quartz veins, breccias and silicification and is located in an area mostly covered by overburden and vegetation. It is interpreted to be part of a low sulphidation epithermal deposit that contains bonanza zones of high-grade gold and silver potentially within a lower grade, bulk-tonnage deposit.

Mr. McCrossan, P. Geo., after visiting the property and completing his geological review, considers the discovery potential for new bonanza grade gold and silver zones to be excellent at both the EL REY Zone and in other areas of the Penascudo property. Alteration, silicification, brecciation and quartz veins have been mapped throughout the property yet much of the EL REY Zone and portions of the 9,000-hectare property is covered by shallow overburden and vegetation. The property has had no systematic geochemical sampling and has not been trenched or drilled in the past. Prior to Ballad's examination only limited geological mapping and rock sampling were undertaken.

Ballad is developing an extensive three-phase exploration program including geological, geochemical and geophysical surveys to investigate known zones and to identify further zones of precious mineral mineralization. In addition to the high grade EL REY Zone, important exploration targets on the property include two areas of hydrothermal breccia and/or quartz stockworks including a 980 metre long by 300 metre wide zone located on the southern flank of Cerro Penascudo.

Andre Pauwels, Vice-President of Ballad, comments: "We are very encouraged by the initial exploration results demonstrating the existence of exceptionally high grade gold and silver within the large alteration system evident at Penascudo. Ballad is looking forward to a first exploration campaign of intense rock sampling and trenching aimed at the discovery of other zones with bonanza gold and silver grades and to outline the full extent of the exceptional gold and silver grades at the EL REY Zone".

The Penascudo Gold-Silver Property is located in the Patagonia region of Southern Argentina. This area in recent years has been a focus of major precious metal discoveries including the Cerro Vanguardia Gold Mine, the Esquel Gold Deposit, the San Jose Silver and Gold deposit and the Navidad high-grade silver discovery by IMA Exploration.

The Penascudo property is accessible via an unpaved secondary road passing through the middle of the claim group. A local power line follows the same route. Topography within the claim area is moderate with elevations ranging between 700 and 1,000 metres.

Due to the excellent access, existing infrastructure, and the reasonable topography, all future exploration and/or development projects would be logistically simple.

Sample collection, sample security, sample transportation, sample preparation and analysis were all performed in compliance with "best practices" guidelines for mineral exploration. The samples were taken by E. McCrossan, P. Geo, in Argentina, maintained under his care and control and personally transported by him to Acme Analytical Laboratories Ltd. in Vancouver, Canada. Silver content was determined by fire assay. For gold, Acme conducted two separate fire assays, on the + and -150 mesh fractions, reporting the weighted average of both assays. For quality control blanks and check samples were inserted and repeat assays were done. As an additional check, Ballad also submitted the samples to an ICP-ES analytical method. In addition to gold and silver, analysis was done for a 30 element suite of elements using the ICP-ES method.

Ballad exercised its right to option the Penascudo Gold & Silver Property from IMA Exploration Inc. on Aug 12, 2003. Ballad can earn up to an 70% interest in the property from IMA Exploration Inc., subject to a 1.5% NSR royalty in favour of IMA by completing US $1,800,000 in exploration and issuing a total of 1,000,000 Ballad shares, paying US $300,000 in year five and can earn a further 15% for a total interest of 85% by funding a feasibility study.

Ballad's exploration team is led by Mr. Andre Pauwels, P.Geo, formerly Exploration Manager with Cominco Ltd, specializing in property evaluation and the acquisition of base metal and precious metal projects worldwide emphasising South America.

Ballad is targeting significant growth through project development and acquisition of promising mineral exploration targets in South America and Canada.

BALLAD GOLD & SILVER LTD.

Per: "Anthony J. Beruschi"
Anthony J. Beruschi
President

For further information contact Anthony J. Beruschi, at 604.682.7159, or ajb@balladnet.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News.

82-4000

BALLAD GOLD & SILVER LTD.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

September 18, 2003

Website: www.balladnet.com
Trading Symbol: BGS
12g3-2(b): 82-4000
Standard & Poor's Listed

STOCK OPTIONS

Ballad Gold & Silver Ltd. (the "Company") announces that it has granted Incentive Stock Options on 1,575,000 shares of the Company's capital stock, exercisable for up to two years at a price of $0.80 per share which price exceeds the last closing price of the Company's shares prior to this announcement. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi, President

82-4000

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

October 3, 2003

Website: www.balladnet.com
Trading Symbol: BGS
12g3-2(b): 82-4000
Standard & Poor's Listed

PRIVATE PLACEMENT

Ballad Gold & Silver Ltd. announces that it has agreed to a private placement of its securities to raise $600,000 which will consist of the sale of up to 1,200,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.60 per share. A finder's fee may be payable on a portion of the private placement.

The proceeds of the private placement will be used for exploration at the Company's Penascudo Gold/ Silver Property in the Patagonia region of Argentina and for general corporate purposes including funding Ballad's review of additional properties and acquisitions of interests in gold and silver exploration properties.

The private placement and finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

BALLAD GOLD & SILVER LTD.

Per: ***"Anthony J. Beruschi"***
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD GOLD & SILVER LTD.

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 1 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***October 22, 2003***

EXPLORATION AT BALLAD'S BONANZA GRADE GOLD AND SILVER PROSPECT TO COMMENCE

Ballad Gold and Silver Ltd. is pleased to announce that it is mobilizing exploration crews to commence detailed exploration of the Penascudo gold and silver property in Chubut Province, Patagonia, Argentina.

Initial exploration conducted by Ballad in connection with its due diligence review of the property was extremely successful in defining significant exploration targets. Precious metal values reported by Ballad on September 16, 2003 from the El Rey Zone at Penascudo included chip samples assaying as high as 1102.99 g/t (32.18 oz/ton) gold and 704.7 g/t (20.56 oz/ton) silver over 0.35 metres.

In addition to the El Rey Zone, 3 more areas in silicified rocks have been identified. One of these areas, located 250 metres west of the El Rey Zone reportedly yielded grab samples as high as 15.6 g/t (0.501oz/ton) (IMA 2003). Ballad's Phase I exploration program for the Penascudo Property will include geological mapping, extensive rock and soil sampling, and geophysical surveys, in part designed to assist in locating new gold showings and to delineate the extent of the exceptional gold and silver grades at the El Rey Zone. Exploration will also target a stockwork zone located on the southern flank at Penascudo within a major structure referred to as the Southern Corridor.

Ballad's consulting geologists have recommended that the entire 9,000-hectare property will be mapped and prospected with detailed structural mapping and extensive rock sampling on the 6-kilometre square Penascudo Hill, a large silicified area where the El Rey Zone is located. A systematic geochemical grid will also be established at the El Rey Zone and geophysical test lines for resistivity, electromagnetic and radiometric surveys will use the same grid.

The high-grade gold and silver mineralization within the El Rey Zone is interpreted to be part of a low-sulphidation, epithermal deposit containing bonanza zones of high grade precious metal mineralization within a potentially lower grade bulk tonnage disseminated deposit. Ballad's exploration results to date are especially encouraging as the work was conducted at the end of the winter season with snow hampering field work. The commencement of Ballad's Phase I exploration program is timed to take advantage of spring and summer conditions.

The property has not yet been systematically explored or trenched by Ballad's geologists. The property as a whole remains highly prospective. Several areas have been identified by Ballad's

geologists as having significant potential have not yet been reviewed due to the presence of shallow overburden and vegetation.

Overall the discovery potential for new bonanza grade precious metal deposits is considered to be excellent.

Crews are being mobilized and field work is scheduled to begin in the first week November, 2003.

BALLAD GOLD & SILVER LTD.

Per: ***"Raymond Roland"***
Raymond Roland
Director

For further information contact Anthony J. Beruschi, at 604.682.7159, or ***ajb@balladnet.com****.*

82-4000

BALLAD

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE

November 19, 2003

Dr. Art Ettlinger Joins Ballad's Board of Directors

Mr. Anthony Beruschi of Ballad Gold and Silver Ltd. is pleased to announce the appointment of Dr. Art Ettlinger to its Board of Directors. Dr. Ettlinger received his Doctorate in Geology from Washington State University. He is a professional geologist with over twenty years of experience in the resource sector. Dr. Ettlinger's exploration experience covers a broad spectrum of commodities including gold, silver, copper, uranium and diamonds in both North America and Russia-Central Asia.

As a former mining analyst with two Canadian brokerage houses, Dr. Ettlinger has visited and evaluated over 100 exploration projects in 23 countries.

Mr. Beruschi states that "the appointment of Dr. Ettlinger as an independent director for Ballad strengthens the technical abilities within Ballad and underscores the commitment of Ballad's Board of Directors to build a leading mineral exploration and development company. Dr. Ettlinger's worldwide experience in the resource exploration and mining sector is an asset that Ballad is very fortunate to obtain."

BALLAD GOLD & SILVER LTD.

Per: ***"Anthony J. Beruschi"***
Anthony J. Beruschi
President

For further information please contact Anthony J. Beruschi, at 604.682.7159, or ***ajb@balladnet.com.***

82-4000

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

December 1, 2003

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE

Ballad Gold & Silver Ltd. (formerly Ballad Ventures Ltd.) announces today the results from its operations for the nine-month period ended September 30, 2003. Ballad Gold & Silver Ltd. incurred a net loss of $338,895 ($0.04 per share) for the period ended September 30, 2003, as compared to a loss of $178,763 ($0.04 per share) for the period ended September 30, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative and exploration expenditures related to Ballad's expanding acquisition and exploration operations.

BALLAD GOLD & SILVER LTD.

Per: ***"Anthony J. Beruschi"***
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE

December 5, 2003

Ballad Negotiating to Acquire Copper/Gold Exploration Project

Ballad is pleased to announce it is in the final stages of negotiating to acquire an interest in a Copper/Gold/ Exploration Project located in Canada, with significant, Drill Ready, exploration targets.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi
President

For further information please contact Anthony J. Beruschi, at 604.682.7159, or ajb@balladnet.com.

82-4000

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Ballad Gold & Silver Ltd.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 682-7159
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

November 18, 2003 and November 20, 2003.

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

1,220,000 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.60 on or before November 18, 2005.

44,667 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.60 on or before November 20, 2005.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.50	$245,000.00
Alberta	$0.50	$50,000.00
Yukon Territory	$0.50	$75,000.00
Bermuda	$0.50	$100,000.00
Germany	$0.50	$30,000.00
Hong Kong	$0.50	$50,000.00
New Zealand	$0.50	$50,000.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$600,000.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
Michael Baybak 305 - 4515 Ocean View Blvd. La Cañada, CA 91011 USA	$33,500.00 paid in the form of 44,667 units	Section 5.1 of MI 45-103	$0.75 per unit

Bolder Investment Partners Ltd. 800 - 1450 Creekside Drive Vancouver, BC V6J 5B3	$5,000.00	N/A	N/A
Canaccord Capital Corporation 2200 - 609 Granville Street Vancouver, BC V7Y 1L7	$10,000.00 paid in the form of 20,000 units	Section 74(2)(23) of the *Securities Act* (British Columbia)	$0.50 per unit

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: November 28, 2003.

Ballad Gold & Silver Ltd.
Name of issuer or vendor *(please print)*

Anthony J. Beruschi, President
Print name and position of person signing

Signature

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 16, 2003

Item 3. **Press Release**

Press Release dated September 16, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces exploration results from its Penascudo property in Argentina.

Item 5. **Full Description of Material Change**

The Issuer is very pleased to announce significant exploration results from its initial examination of the 9,000 hectare Penascudo gold-silver property located in Chubut Province, Patagonia, Argentina where bonanza grade gold and silver assays have been obtained from the newly named EL REY ("The King") Zone.

Exceptional results and details from the property include:

- Bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over 0.35 meters;
- Grab samples assayed as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton);

- The EL REY Gold/Silver zone has been mapped for 55 meters along strike and may be contained within a larger 600 meter long structure;
- Excellent access and infrastructure including nearby power; and,
- Many unexplored target areas exist on the property.

Mr. Edward McCrossan P. Geo., Independent Qualified Person, visited the Penascudo property and sampled the EL REY Zone obtaining exceptionally high-grade gold and silver values from both chip and grab samples, as referred to in his report dated September 12, 2003:

PENASCUDO CHIP and GRAB SAMPLES EL REY ZONE					
Gold Fire Assays g/tonne	**Silver Fire Assays g/tonne**	**Gold Assays converted to oz/ton**	**Silver Assays converted to oz/ton**	**Width (m)**	**Sample No.**
23.54	348.9	0.69	10.18	grab	10
35.16	301.2	1.03	8.79	0.35	9
1098.23	1144.5	32.04	33.39	grab	8
1102.99	704.7	32.18	20.56	0.35	7
75.86	509.9	2.21	14.87	0.30	6
52.15	155.5	1.52	4.54	0.30	5
1.67	11.5	0.05	0.34	0.30	4
0.08	4.1	0.002	0.12	0.30	3

The mineral deposit type being modelled for the Penascudo property is a low sulphidation epithermal gold (Au) – silver (Ag) vein, breccia and stockwork system(s) that contain bonanza or high grade mineralized zones within a lower grade bulk-tonnage disseminated deposit. The Issuer's results confirm and expand on prior limited work by IMA Exploration Inc. and Aur Resources Ltd. Preliminary work reports approximately 25 quartz veins or silicified zones containing veins, breccias, veinlets and /or stringers, as well as variably silicified volcanic host rocks have been mapped within a rhyolitic to dacitic flow – dome complex on the property. Dimensions vary, but the structures mapped to date can extend 600 metres along strike and attain widths of up to 15 or 20 metres. Historically, these types of flow dome complexes have hosted bonanza grade mineralization and have included some of the large precious metals deposits in South America.

Gold and Silver mineralization, discovered to date at Penascudo, is hosted within irregular silicified zones, which contain variable amounts of hydrothermal breccias, quartz stockworks, stringers, veinlets and veins. Mineralization is associated with quartz veins, breccias and silicification and is located in an area

mostly covered by overburden and vegetation. It is interpreted to be part of a low sulphidation epithermal deposit that contains bonanza zones of high-grade gold and silver potentially within a lower grade, bulk-tonnage deposit.

Mr. McCrossan, P. Geo., after visiting the property and completing his geological review, considers the discovery potential for new bonanza grade gold and silver zones to be excellent at both the EL REY Zone and in other areas of the Penascudo property. Alteration, silicification, brecciation and quartz veins have been mapped throughout the property yet much of the EL REY Zone and portions of the 9,000-hectare property is covered by shallow overburden and vegetation. The property has had no systematic geochemical sampling and has not been trenched or drilled in the past. Prior to the Issuer's examination only limited geological mapping and rock sampling were undertaken.

The Issuer is developing an extensive three-phase exploration program including geological, geochemical and geophysical surveys to investigate known zones and to identify further zones of precious mineral mineralization. In addition to the high grade EL REY Zone, important exploration targets on the property include two areas of hydrothermal breccia and/or quartz stockworks including a 980 metre long by 300 metre wide zone located on the southern flank of Cerro Penascudo.

Andre Pauwels, Vice-President of the Issuer, comments: "We are very encouraged by the initial exploration results demonstrating the existence of exceptionally high grade gold and silver within the large alteration system evident at Penascudo. The Issuer is looking forward to a first exploration campaign of intense rock sampling and trenching aimed at the discovery of other zones with bonanza gold and silver grades and to outline the full extent of the exceptional gold and silver grades at the EL REY Zone".

The Penascudo Gold-Silver Property is located in the Patagonia region of Southern Argentina. This area in recent years has been a focus of major precious metal discoveries including the Cerro Vanguardia Gold Mine, the Esquel Gold Deposit, the San Jose Silver and Gold deposit and the Navidad high-grade silver discovery by IMA Exploration.

The Penascudo property is accessible via an unpaved secondary road passing through the middle of the claim group. A local power line follows the same route. Topography within the claim area is moderate with elevations ranging between 700 and 1,000 metres.

Due to the excellent access, existing infrastructure, and the reasonable topography, all future exploration and/or development projects would be logistically simple.

Sample collection, sample security, sample transportation, sample preparation and analysis were all performed in compliance with "best practices" guidelines for mineral exploration. The samples were taken by E. McCrossan, P. Geo, in Argentina, maintained under his care and control and personally transported by him to Acme Analytical Laboratories Ltd. in Vancouver, Canada. Silver content was determined by fire assay. For gold, Acme conducted two separate fire assays, on the + and -150 mesh fractions, reporting the weighted average of both assays. For quality control blanks and check samples were inserted and repeat assays were done. As an additional check, the Issuer also submitted the samples to an ICP-ES analytical method. In addition to gold and silver, analysis was done for a 30 element suite of elements using the ICP-ES method.

The Issuer exercised its right to option the Penascudo Gold & Silver Property from IMA Exploration Inc. on Aug 12, 2003. The Issuer can earn up to an 70% interest in the property from IMA Exploration Inc., subject to a 1.5% NSR royalty in favour of IMA by completing US $1,800,000 in exploration and issuing a total of 1,000,000 Issuer's shares, paying US $300,000 in year five and can earn a further 15% for a total interest of 85% by funding a feasibility study.

The Issuer's exploration team is led by Mr. Andre Pauwels, P.Geo, formerly Exploration Manager with Cominco Ltd, specializing in property evaluation and the acquisition of base metal and precious metal projects worldwide emphasising South America.

The Issuer is targeting significant growth through project development and acquisition of promising mineral exploration targets in South America and Canada.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia this 17th day of September 2003.

"Raymond Roland"
Raymond Roland, Director

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 3, 2003

Item 3. **Press Release**

Press Release dated October 3, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has agreed to a private placement of its securities to raise $600,000 which will consist of the sale of up to 1,200,000 units at $0.50 per unit.

Item 5. **Full Description of Material Change**

The Issuer announces that it has agreed to a private placement of its securities to raise $600,000 which will consist of the sale of up to 1,200,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer's, at a price of $0.60 per share. A finder's fee may be payable on a portion of the private placement.

The proceeds of the private placement will be used for exploration at the Issuer's Penascudo Gold / Silver Property in the Patagonia region of Argentina and for general corporate purposes including funding the Issuer's review of additional properties and acquisitions of interests in gold and silver exploration properties.

The private placement and finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia this 6th day of October, 2003.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 22, 2003

Item 3. **Press Release**

Press Release dated October 22, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that it is mobilizing exploration crews to commence detailed exploration of the Penascudo gold and silver property in Chubut Province, Patagonia, Argentina.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it is mobilizing exploration crews to commence detailed exploration of the Penascudo gold and silver property in Chubut Province, Patagonia, Argentina.

Initial exploration conducted by the Issuer in connection with its due diligence review of the property was extremely successful in defining significant exploration targets. Precious metal values reported by the Issuer on September 16, 2003 from the El Rey Zone at Penascudo included chip samples assaying as high as 1102.99 g/t (32.18 oz/ton) gold and 704.7 g/t (20.56 oz/ton) silver over 0.35 metres.

In addition to the El Rey Zone, 3 more areas in silicified rocks have been identified. One of these areas, located 250 metres west of the El Rey Zone reportedly yielded grab samples as high as 15.6 g/t (0.501oz/ton) (IMA 2003). The Issuer's Phase I exploration program for the Penascudo Property will include geological mapping, extensive rock and soil sampling, and geophysical surveys, in part designed to assist in locating new gold showings and to delineate the extent of the exceptional gold and silver grades at the El Rey Zone. Exploration will also target a stockwork zone located on the southern flank at Penascudo within a major structure referred to as the Southern Corridor.

The Issuer's consulting geologists have recommended that the entire 9,000-hectare property will be mapped and prospected with detailed structural mapping and extensive rock sampling on the 6-kilometre square Penascudo Hill, a large silicified area where the El Rey Zone is located. A systematic geochemical grid will also be established at the El Rey Zone and geophysical test lines for resistivity, electromagnetic and radiometric surveys will use the same grid.

The high-grade gold and silver mineralization within the El Rey Zone is interpreted to be part of a low-sulphidation, epithermal deposit containing bonanza zones of high grade precious metal mineralization within a potentially lower grade bulk tonnage disseminated deposit. The Issuer's exploration results to date are especially encouraging as the work was conducted at the end of the winter season with snow hampering field work. The commencement of the issuer's Phase I exploration program is timed to take advantage of spring and summer conditions.

The property has not yet been systematically explored or trenched by the Issuer's geologists. The property as a whole remains highly prospective. Several areas have been identified by the Issuer's geologists as having significant potential have not yet been reviewed due to the presence of shallow overburden and vegetation.

Overall the discovery potential for new bonanza grade precious metal deposits is considered to be excellent.

Crews are being mobilized and field work is scheduled to begin in the first week November, 2003.

Item 6. **<u>Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act</u>**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia this 22nd day of October, 2003.

"Raymond Roland"
Raymond Roland, Director

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

November 19, 2003

Item 3. Press Release

Press Release dated November 19, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

Mr. Anthony Beruschi of the Issuer is pleased to announce the appointment of Dr. Art Ettlinger to its Board of Directors.

Item 5. Full Description of Material Change

Mr. Anthony Beruschi of the Issuer is pleased to announce the appointment of Dr. Art Ettlinger to its Board of Directors. Dr. Ettlinger received his Doctorate in Geology from Washington State University. He is a professional geologist with over twenty years of experience in the resource sector. Dr. Ettlinger's exploration experience covers a broad spectrum of commodities including gold, silver, copper, uranium and diamonds in both North America and Russia-Central Asia.

As a former mining analyst with two Canadian brokerage houses, Dr. Ettlinger has visited and evaluated over 100 exploration projects in 23 countries.

Mr. Beruschi states that "the appointment of Dr. Ettlinger as an independent director for the Issuer strengthens the technical abilities within the Issuer and underscores the commitment of the Issuer's Board of Directors to build a leading

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 1, 2003

Item 3. **Press Release**

Press Release dated December 1, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces summary financial results for the nine-month period ended September 30, 2003.

Item 5. **Full Description of Material Change**

The Issuer announces today the results from its operations for the nine-month period ended September 30, 2003. The Issuer incurred a net loss of $338,895 ($0.04 per share) for the period ended September 30, 2003, as compared to a loss of $178,763 ($0.04 per share) for the period ended September 30, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative and exploration expenditures related to the Issuer's expanding acquisition and exploration operations.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 1st day of December, 2003.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 5, 2003

Item 3. **Press Release**

Press Release dated December 5, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce it is in the final stages of negotiating to acquire an interest in a Copper/Gold/ Exploration Project located in Canada.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce it is in the final stages of negotiating to acquire an interest in a Copper/Gold/ Exploration Project located in Canada, with significant, Drill Ready, exploration targets.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 8th day of December, 2003.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

82-4000

October 1, 2003

PROCESSING
RECEIVED
DEC 29 2003
SEC MAIL SECTION 187
WASH., D.C.

TSX venture EXCHANGE
TSX

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sirs\Mesdames:

**Re: Ballad Gold & Silver Ltd. (the "Company") – Submission #86824
Stock Option Plan – Rolling 10% of Issued Capital**

TSX Venture Exchange (the "Exchange") has accepted for filing the Company's Stock Option Plan (the "Plan"), which was approved by the Company's shareholders at the Annual General Meeting that was held on June 26, 2003. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

We wish to remind the Company that shareholder approval must be obtained yearly at the Company's Annual General Meeting. In addition, the Plan must be submitted for Exchange review and acceptance each year.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502 / EMAIL: linda.shardlow@tsxventure.com.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Corporate Finance

LS\le
cc: Ballad Gold & Silver Ltd.
Fax: (604) 669-5886

File: ::ODMA\PCDOCS\DOCP\1185827\1

82-4000

TSX venture EXCHANGE

November 18, 2003

Douglas E. Escrett
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

PROCESSING
RECEIVED
DEC 29 2003
SEC MAIL
WASH., D.C.
187

Attention: Doug Eacrett

Dear Sirs\Mesdames:

RE: BALLAD GOLD & SILVER LTD. ("BGS")
Private Placement-Non-Brokered – Submission No. 88004

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced October 3, 2003:

Number of Shares:	1,200,000 shares
Purchase Price:	$0.50 per share
Warrants:	1,200,000 share purchase warrants to purchase 1,200,000 shares
Warrant Exercise Price:	$0.60 for a two year period
Number of Placees:	22 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
1601-1188 Quebec St. Ltd. (Anthony J. Beruschi)	Y	145,000

Finder's Fee: Michael Baybak will receive a cash fee of $33,500.

Bolder Investment Partners Ltd. will receive will receive a cash fee of $5,000.

Canaccord Capital Corporation will receive a fee of 20,000 units. The units are exercisable on the same terms as the offering.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Corporate Finance

JW\le
Cc: Ballad Gold & Silver Ltd.

File: ::ODMA\PCDOCS\DOCP\1208813\1

82-4000

TSX venture EXCHANGE

November 20, 2003

Douglas E. Eacrett
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Doug Eacrett

Dear Sirs\Mesdames:

RE: BALLAD GOLD & SILVER LTD. ("BGS")
Private Placement-Non-Brokered, Amendment
Submission No. 88004

This is to confirm that further to the TSX Venture Exchange bulletin dated November 18, 2003 with respect to a private placement of 1,200,000 units at a price of $0.50 per unit, TSX Venture Exchange has been advised that the $33,500 finder's fee payable to Michael Baybak will be paid in units instead. Therefore, the finder's fee will be comprised of 44,667 units at a deemed price of $0.50 per unit. Each share purchase warrant will be exercisable into one common share at a price of $0.60 per share for a two year period.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Corporate Finance

JW\le
Cc: Ballad Gold & Silver Ltd.

File: ::ODMA\PCDOCS\DOCP\1209756\1

Technical Report

Geological Mapping Geochemical Sampling Geophysical Surveys Percussion Drilling

Roberto 1-1000 Mineral Claim

Huancavelica Department

Peru

for

Ballad Gold & Silver Ltd.

Mainly based on Exploration Work done by Teck Cominco Ltd in 2001 and 2002
Under an option agreement with Ballad Gold and Silver Ltd.

by

E. McCrossan, P. Geo

Dated at Vancouver, British Columbia this 21th day of July, 2003

2.0 TABLE OF CONTENTS

TABLES

FIGURES

Technical Report

Geological Mapping Geochemical Sampling Geophysical Surveys and Percussion Drilling

Roberto 1 Claim

Huancavelica Department, **Peru**

3.0 Summary

The Roberto property is situated to the northeast of the village of Tinyacclla in the districts of Nuevo Occoro y Huando of the province and in the department of Huancavelica. The elevation ranges from 4000 to 4,500 meter above sea level. The claims are the property of Ballad Gold and Silver Ltd. In 1997 and 1998 Ballad Enterprises Ltd (a predecessor company to Ballad Gold and Silver Ltd.) did reconnaissance geology and rock sampling of the property. In 2001 Teck Cominco optioned the property and during 2001 did a first phase of evaluation of the mineral potential of the claim. Exploration work consisted of: airborne magnetic surveys, geological mapping, geochemical sampling of soils and rocks and a magnetic and small electromagnetic ground survey in the southern part of the Roberto Claim. Later in August 2002 Teck Cominco completed 5 RC percussion holes and terminated the option agreement.

The area of the Roberto claims is part of the belt of polymetallic (Zn, Ag, Pb, and Cu) skarn and replacement deposits of Huancavelica-Pucacaja-Martha and is underlain by carbonates of the Pucara Group. The Pucara Group is intruded by stocks, dykes and sills of porphyritic diorites and monzonites of Upper Tertiary Age. Some of these intrusions have associated skarn alteration with weak base metal mineralization. There area also numerous narrow polymetallic veins that are distal expressions of the Skarn-Carbonate replacement (CRD) system in the area.

Three zones with skarn have been identified on the Roberto Claim. They collectively cover over 4 km^2 and are in decreasing order of importance: Ponciano, Oscar and Raquel. These three areas have similar geology characterized by narrow zones of proximal exoskarn composed of garnet-pyroxene enveloped by a distal zone of marble with calc-silicates and recrystallized limestone. In all these cases there is elevated geochemistry of Zn, Ag, Cu and Pb. The zone of Ponciano is the extreme northerly extension of the mineralization of Tinyacclla and measures 1.3 by 1 km. There are zones of disseminated mineralization and mineralization in structures. The best mineralized structure (Ponciano) has 9.5% Zn, 7.9% Pb, 141 g/t Ag over 3 m. This last mineralization is associated with a soil anomaly with highly anomalous values of Zn, Ag, Pb and Cu.

The area of Ponciano also exhibits 2 weak electromagnetic conductors, respectively 400 and 300 meters long. These conductors are located on the edge of a magnetic high and within the area of the highest metal values in soils. During 2002, Teck Cominco drilled five reverse circulation percussion holes mainly to test for Cu-Zn mineralization. Two of the holes tested the electromagnetic conductors. Because of negative results of the drilling campaign Teck Cominco abandoned the option in October 2002. The author agrees with Teck Cominco about the low probability for a copper-zinc deposit in the Roberto area. However the Roberto area has excellent potential for semi massive or massive sulphide bodies with Zn, Ag, Pb values within the large skarn alteration areas outlined by Cominco and similar to the ore bodies at the nearby Marta Mine. Testing for this type of mineralization has only just started. It is recommended to complete systematic TDEM surveys over the skarn alteration to detect zones of massive sulphides. This should be followed by a drilling program if warranted. This drilling program should start with a proper testing of the conductor delineated initially by Teck Cominco

4.0 Introduction and Terms of Reference

The author was retained by Ballad Ventures Ltd, as an independent Qualified Person to review and summarize the technical work done the on the Roberto property mainly by Teck Cominco Ltd in 2001 and 2002, to evaluate the exploration potential of the property and recommend further exploration programs if applicable. This technical report was prepared in compliance with National Instrument 43-101 and Form 43-101F1. The author visited and examined the property in April 1999 and completed a technical report on rock sampling and geology on the property. The author is independent of Ballad and meets all criteria of an Independent Qualified person as set out in section 1.5 of N.I. 43-101. In addition to reviewing the exploration data and reports, the author consulted with Mr. A. Pauwels, Vice president Exploration for Ballad Gold and Silver Ltd., who did an in depth review of all the exploration data for the Roberto property and personally knows most of the Teck Cominco personnel that did the surveys on the Roberto Property in 2001 and 2002. Maps enclosed in this report were derived from data and maps from the Teck Cominco reports.

5.0 Disclaimer

This report is a summary of all technical data on the Roberto claim. The main sources are reports prepared by Teck Cominco staff in 2002 and technical reports for Ballad Gold and Silver Ltd.., written by E. Cox and the author in 1996 and 1999 respectively. The Teck Cominco reports were written in Spanish, of which I have a good working knowledge. The surveys described in the report were done by professional staff of Teck Cominco or by contractors and are believed to be accurate and complete. Sampling and

analytical procedures and security measures are described in these reports and appear to be correct and adequate.

6.0 Property Description and Location

The property consists of the Roberto 1 claim (denuncio) with registration number (Codigo) 01-03255-96 and is 100% beneficially owned by Ballad Gold and Silver Ltd... Ballad acquired the property when it acquired a 100% interest in Cia Minera TVX del Peru in 1996. The area of the claim measures 1000 HA. The property is located in the high Andes, southeast of the capital city of Lima in Central Peru in the Department of Huancavelica near the village of Tinyacclla. The UTM coordinates of the centre of the claim are: 8,602,000 N and 492,500 E. To keep the claim in good standing fees have be paid yearly to the Peruvian authorities. An inspection of the official claim records (Paderno minero) shows the claim to be in good standing until June 30, 2004. Yearly fees of US $3,000, called derecho de vigencia, will then be due to maintain the property in good standing until June 30th, 2005. The property was held under an option Agreement between the Peruvian subsidiary of Teck Cominco Ltd. and Ballad Ventures from May 2001 until October 26, 2002. The location of the claims is illustrated on Figures 1 and 2.

7.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Roberto property is located northwest and west of the village of Tinyacclla in the districts of Nuevo Occoro and Huando in the province and department of Huancavelica, map sheet Coniaca (26-m) Fig 1. The UTM coordinates of the centre of the property are 8,602,000N/492,500E and 8,599,000N/499,500E. Elevations are from 4,000 to 4,500 above sea level. The properties are accessible from Lima by road via the towns of Huancayo-Huando-Tinyacclla, a distance of 450 km, for a total driving time of 10 hour. From Huancayo the travel time is 3.5 hours. From Huancavelica access is via Huancavelica-Pucacaja-Tinyacclla and takes 1 hour. Other important infrastructure is the rail line Lima-Huancayo-Huancavelica that passes at about 14 km to the east of Tinyacclla and Roberto. There is sufficient water supply in the area in the rivers Tambopata, Occoro and in local lakes. Electric energy is available at about 20 km distance at the hydro-electrical Plant of Mantaro that provides power via a high tension line to Lima. Locally there is an electrical grid to the village of Tinyacclla.

The area is part of the dissected Altiplano at the eastern flank of the Western Cordillera of Central Peru. The morphology is moderate to steep with elevations ranging from 4,000 to 4,500 meters above sea level. The climate is cool year round with temperatures between +20 deg. and -5 deg., with a marked period of rain, snow from November to


Peru
N
Trujillo
Lima
Huanayo
Roberto
Huancavelica
0 km
500 km
Scale

Ballad Gold & Silver Ltd

ROBERTO LOCATION

July 2003

Figure 1

March and more temperate climate with rare precipitation from April to October. The vegetation of the area is characteristic of the Puna, with pasture for lama's, alpacas and sheep in areas of low relief. Vegetation is sparse in areas of steep relief and in the highest areas.

8.0 Property History

There is little evidence of any systematic exploration work in the Roberto area prior to Ballad's involvement in 1996, with the exception of a few adits and small pits in some of the mineralized structures around the Ponciano zone. These old workings were done by the Lopez family who also owned the Marta Mine located 1 km south of the property. Marta produced lead concentrates with high silver credits (at about 150 t/day with a plant capacity of 200 t /day) from 1950 until 1990. Production ceased because of social problems and because of lack of capital by the owners. The Roberto claim was staked by TVX Minera Del Peru S.A. in 1996 and shortly thereafter this company was fully acquired by Ballad. Ballad did prospecting, mapping and sampling in 1997 and 1999. In 2001 the property was optioned by Teck Cominco who completed two campaigns of exploration (see table below).

Table 1			
Surveys Teck Cominco 2001-2	scale	Area HA or kms	Comments
Geological mapping	1/5,000 1/10,000	1,000	1/5000 mapping was on grids and partly with GPS 1/10,000 mapping controlled with GPS
Aeromagnetic surveys	Regional	1,000	500 meter spaced lines
Ground Magnetic Survey	1/5,000	23km of lines	200 and 400 meter spaced lines
Electromagnetic survey (TDEM)	1/5,000	5km of lines	200 meter spaced lines on grids controlled by GPS
Soil and Rock sampling	1/5,000	600	138 rock samples in trenches, structures and over outcrop along lines. 224 soil samples at 100 meter intervals along 200 meter spaced lines. Also along contour lines every 100 m. 6 stream sediment samples. All samples were analysed by ICP + Au.
Reverse Circulation Percussion Drilling	na	na	5 holes 637 m

The first campaign consisted of airborne magnetic surveys, followed by geological mapping of the whole property. This was followed by prospecting, rock sampling and systematic soil sampling. The southern portion of the property had ground magnetic surveys and a small portion in the extreme southern part of the property was surveyed by TDEM. In a second campaign in August 2002, Teck Cominco completed 5 RC Percussion drill holes and consequently terminated the option agreement with Ballad. Full documentation of all exploration work since 1996 was available to the author, there is no technical documentation of any work prior to 1996.

9.0 Geological Setting

(see figure 2)

9.1 Regional Geological Setting and Area Geology

(see figure 2)

The Roberto area is part of the polymetallic belt of Huancavelica and is underlain by carbonates of the Pucara Group of Lower Triassic age (Chambará, Aramachay and Condorsinga Formations) that locally form the Tinyacclla anticline with a NW-SE axis. This anticline is cut in its axial zone and on its eastern flank by transverse extension and vertical faults and fractures striking NE-SW, E-W and NW-SE. The sequence has been intruded by several apophyses and stocks of porphyritic diorite and monzonites that caused aureoles of alteration of skarn-marble and locally polymetallic mineralization of prospective interest. Also common are other intrusions of diorite-gabbro as sills and small apophyses that generally have clean contacts with the enclosing limestones.

9.2 Property Geology

(See Figure 3)

Most outcrops at Roberto are of rocks of the Pucara Group and represent the Chambará, Aramachay and Condorsinga Formations. The Chambará outcrops in the core of the anticline of Tinyacclla, especially in the valley of Tambopata and comprises approximately 150 meters of medium grey calcareous mudstones, partly bioclastic and cherty, medium to course bedded. The Aramachay has an estimated thickness of 700m and outcrops principally on the western flank of the anticline. Its main characteristic is a 180 meter sequence of sandstones and black laminated concretionary limestone with bitumen. The Condorsinga Formation outcrops abundantly on both flanks of the anticline of Tinyacclla and consists of a 880 meter thick monotone sequence of calcareous mudstones and greywacke, colored medium to light grey, medium to thick bedded and partly massive and nodular. Near the middle of the Condorsinga Formation is a 70 to 80 meters thick section of dark grey to black, thin bedded nodular limestone interbedded with dark grey, thin bedded, calcareous and bituminous sandstone. Travertine deposits of Quaternary age occur in the central part of Roberto and overlie both Pucara and Tertiary intrusive rocks elsewhere in the area. Soils, moraines and recent alluvium cover in part the area of interest, especially along the river Tambopata.

The principal structure in the Roberto area is the anticline of Tinyacclla with a NW-SE axis. The anticline is thrust faulted along its axis consequently the Chambará limestones overlie Condorsinga Formation. Sets of NE-SW and E-W extension faults are also common. These faults control the emplacement of dykes, apophyses and stocks of diorite and monzonite intrusions of Tertiary age and control the majority of the alteration zones and mineralization (Tres Ases, Rumi and Ponciano, etc..). Further south, in the area of Mina Marta (Zn, Ag, and Pb), transverse faulting and fractures host the main productive deposits of Pb, Zn and Ag. At Marta some of the deposits could also be mantos or similar stratabound bodies. A dominant structural feature with a NE-SW direction and located along the river Tambopata shows on the aerial photographs. This feature and



N
Tertiary volcanics
Tertiary volcanics
Marjanga
Roberto
Tinyaclla
Tertiary volcanics
Legend
Tertiary volcanics
Sandstone (Gollarisquizga FM)
Limestone (Condorsinga FM)
Shale, Limestone (Aramachay FM)
Limestone (Chambara FM)
Intrusions
Quaternary
Inferred thrust fault
Road
Town
Ballad claim outline
Ballad Gold & Silver Ltd
ROBERTO
AREA GEOLOGY
July 2003

Figure 2

others that are parallel it are thought to control in part the emplacement of intrusions, alteration zones and associated mineralization, in the northern part of Roberto.

9.3 Alteration

(See Figure 3 and 9)

Three zones of alteration and mineralization have been recognized on the property. The most common alteration in all instances consists of zones of skarn, marble, hornfels, silicification and recrystallisation and is associated with diorite and monzonite intrusions. The latter also show localized zones of endoskarn, propylitic alteration, and supergene clay. Some of these zones have base mineral mineralization.

Ponciano Zone

This is the main area of interest at Roberto. It is the northern extension of the Tinyacclla mineralized skarn and intrusive complex and it extends over a 1.3 by 1.0 km area. At Ponciano the northern part of the intrusive cuts mainly through Chambará and generated a thin aureole of skarn and marble that is weakly mineralized. The intrusions seen are stocks and dykes of diorite, in part porphyritic, with phenocrysts of plagioclase and hornblende, with moderate epidote alteration, weak albitization and exhibiting strong argillization and oxidation. The intrusions have in part zones of brecciated endoskarn with locally stockworks of quartz-pyrite and limonite veinlets. Other intrusion to the west and east of Ponciano are dyke-sills of holocrystaline hipidiomorphic diorite, contain plagioclase and augite, and exhibit moderate chloritization, sericitization, epidotization and weak albitization. Accessory minerals are magnetite, pyrite and rutile/leucoxene and traces of ilmenite, chalcopyrite and limonite. These intrusions had little hydrothermal fluid and only generated a slight recrystallisation of the enclosing limestones. The halo of alteration around the central intrusive is narrow and consists of skarn with garnet and inclusions of quartz and epidote. Accessory minerals are actinolite/tremolite, calcite and traces of andalusite and cordierite. This skarn grades over short distances to calcsilicate marble and sometimes hornfels and further out to recrystallized limestone with hydrothermal calcite veining.

Raquel Zone

This zone is characterized by the presence of skarn-marble with weak indications of base metal mineralization with disseminated fine sphalerite and pyrite and extending approximately over 200 by 250 m.

Oscar Zone

This is a zone of skarn with green garnet-pyroxene-marble and measures approximately 1 by 0.5 km in outcrop. The northern half of this zone is on land owned by Penoles. This zone is developed in the vicinity of a sill-stock within Aramachay and between Chambará and Condorsinga. The intrusion is porphyritic monzonites with plagioclase phenocrystals


N
OSCAR
RAQUEL
8501000mN
Quaternary
Q-al Alluvium-Colluvium
Q-mo Moraine
Q-tr Travertine
Jurassic-Triassic
Jl-c Limestone Condorsinga Formation
Ji-a Shale-Limestone Aramachay Formation
Trch Limestone Chambara Formation
Intrusions
FH DP Feldspar hornblende diorite porphyry
FH P Feldspar hornblende porphyry
FH BP Feldspar hornblende biotite porphyry
Fault
Thrust Fault
Synclinal axis
Anticlinal axis
Road
Ballad Gold & Silver Ltd
ROBERTO GEOLOGY
July 2008
Figure 3

and with hornblende and biotite. The rocks have propylitic alteration with chlorite epidote and pyrite (up to 10%). Locally there also is patchy silicification and supergene argillic alteration. In the southern part of Oscar, the monzonites stock consists of endoskarn with red and green garnet but without mineralization. In the Aramachay this intrusive generates a local aureole of calcsilicate hornfels, in Condorsinga a halo of proximal green garnet/pyroxene and in Chambará a halo of green epidote-pyroxene-garnet. Further out to the west are calcsilicate that grade into recrystallized limestone. The eastern part of the halo is covered.

10. Deposit types

The Roberto claim has polymetallic (Zn, Pb, Ag, and Cu) mineralization in veins, along fault zones and as disseminations in skarn zones. No commercial deposit has been identified or measured on the property although several showings show evidence of small scale mining in the past, but no records of this production exist.

Skarn related mineralization is widespread globally and economically important and also abundant in Peru. Skarn related deposits mined in Peru include the Antamina mine (Cu-Zn), the Tintaya Mine (Cu), El Porvenir (Pb, Zn, Ag, Cu). The mineralization in the Roberto area can be classified as a zinc skarn (Meinert 1992). Zinc skarns generally are enriched in zinc, lead and silver and occur as structurally controlled disseminations, as stratabound mantos or semi-massive chimneys traversing the local Stratigraphy. The closest zinc-lead-silver skarn deposit is the Marta Mine located 1 km south of the Roberto claim. Marta was mainly a lead and silver producer at a modest scale (mill capacity was 250 t/day) from 1950 to 1990. Reliable production figures are not available but grades of 10oz/t are cited in the Atlas Mineria en el Peru-2001, a publication of the Ministry of Mines of Peru.

11 Mineralization

Mineralization is associated with the three areas of skarn alteration described under 9: Ponciano, Raquel and Oscar. Outcrops and showings are more numerous in the Ponciano area. Both the Raquel and Oscar areas have much less outcrop and areas of alteration are adjacent to large areas covered by post-mineralization alluvium or travertine. Consequently alteration and mineralization could well extend under post mineral cover. Showings are illustrated on figure 4.

11.1 Showings of the Ponciano Area

The mineralized structures at Ponciano are located at the border of the central intrusive and consist of disseminated base metals within the structures. Disseminated


N
Oscar North
Raquel Area
Aramachay
Oscar South
Chip Sample Location
Road
Cuatro Ase
Rumi
8601000mN
491000mE
Cumbre
Ponciano 2
Ponciano
Ponciano 5
Ponciano 4
Marita
Ponciano 1
Ballad Gold & Silver Ltd
ROBERTO SHOWINGS
July 2003
FIGURE 4

mineralization of sphalerite, galena and pyrite was identified mainly in the eastern part of the system associated with the skarn-marble zone and grades less than 1% Zn with traces of Pb. The best values found in this area are 5.2% Zn, 0.2% Pb/3m and 1.4% Zn/15 m. Samples taken by Teck Cominco in 2001 are tabulated below.

Table 2		Ponciano Showings		
Showing	Coordinates	Direction, dimensions and grades	Mineralogy	Comments
Ponciano 1	492875E 8600075 N	N05W subvertical 1-3 by 10m 2.8% Zn 4.6% Pb, 140ppm Ag/2.5m	Sphalerite, galena, pyrite and zinc-oxide	crackle breccia in recrystallized limestone
Ponciano 2	492923 E 8600566N	N-S Vertical 1 by 5 m 2.3% Zn, 0.2% Pb 0.1% Cu 72 ppm Ag/ 1m	Fe Mn and Zn oxides	Irregular gossan in crackle breccia in recrystallized limestone
Ponciano 3	493131E 8600524N	N10W sub vertical 1-4 by 5 m 1.7% Zn, 0.8% Pb, 0.1% Cu/4m	Disseminated pyrite, marcassite with oxides of Fe, Zn, Cu	Small working Zone of fault Breccias in Aramachay
Ponciano 4	493445E 8600489N	N05E Sub vertical 0.5 by 5 m 7.3% Zn, 30.8 % Pb 0.2% Cu, 872 ppm Ag 5000 ppb Au /0.5m	Sphalerite, galena, pyrite Fault breccia	Small fault zone. Artisan working
Ponciano 5	493890E 8600560N	N15E Vertical 1by 5 m Estimated 10% Zn, 1% Pb, 1% Cu/1.5 m	Sphalerite, galena, chalcopyrite, quartz, Mn oxides	Small artisan working. The vein truncates against a diorite dyke
Cuatro Ases	493074E 8601638N	N30W sub vertical 1-2m by 50m 5.7%Zn 0.9% Pb 28 g/tAg 165 ppb Au /2m	Sphalerite, galena traces of chalcopyrite, malachite, pyrite, marcassite, quartz and calcite	Tectonic Breccia. Part of a marble halo of 10 by 50 m in Condorsinga limestone. No horizontal continuity
Rumi	492800E 8600755N	N sub vertical 2 by 10 m estimated 5-10% Zn 1% Pb/1-2m	Sphalerite coarse grained, disseminated and massive with galena pyrite and marcassite	Fault breccia associated with a splay of the Tinyacclla fault in part in Chambará limestone. Has a stratabound character. Narrow zone of recrystallisation in the enclosing limestone. Part of the breccia is in diorite dyke
Cumbre	493490E 8600755	N 1.5 by 10 m estimated 2-3% Zn 1% Pb/1.5m	Sphalerite, galena quartz, pyrite and marcassite	There is a few small pits and excavations along the vein
Royal	492200E 8599900N	N30W 25SW 1by 3m 4.2%Zn 5.8% Pb 0.5% Cu 224 g/t Ag / 1m	Massive Sphalerite up to 10 cm wide with pyrite quartz, barite and stibnite	Thin mantos of weakly mineralized skarn up to 1 m wide in a 40 by 50 m area and within sandstone and hornfels of the Aramachay. Associated with sills of fine grained monzonites
Marita	393900E 8600290N	N05E 1.5by 10m Estimated 3% Zn 1% Pb /1-1.5 m	Sphalerite, galena, pyrite and Mn oxides	Small gallery with evidence of artisan exploitation

The main structure is the Ponciano Fault, a reverse fault with a N-S strike and sub-vertical that juxtaposes Chambará to the west with Condorsinga and altered intrusive to the east. It is a 5 to 15 meter wide zone of faulting exposed over 200 meters strike length. It shows a central zone of tectonic breccia surrounded on both sides by a crackle breccia of marble and skarn. The mineralization is composed of abundant fine grained pyrite, partly massive and associated with galena, sphalerite, traces of chalcopyrite in a gangue of quartz and filling spaces in the breccia and also as veins. Limonite and oxides

of zinc and copper were also seen. Two channel samples across the structure gave 9.5% Zn, 7.9% Pb, 141 g/t Ag over 3 m and 5.2% Zn, 0.2% Pb over 3 m.

Other lesser mineralized structures are to the west and east of the Ponciano fault. Other small occurrences are to the northeast of Ponciano. These are veins up to 2 m wide with barite and locally zinc oxide and in part with breccia.

11.2 Showings of the Raquel Area

The best showing in the Raquel area is the Aramachay vein with a strike direction of N70W, a dip of 70NE and extending over 200 m with a width of 2 to 4 m. It contains tectonic breccia with sphalerite and galena mineralization in a gangue of pyrite, barite and quartz and with calcite in the matrix. Grades were 10% Zn, 7.4% Pb and 82 ppm Ag /2m. Other rock samples in the Raquel area did not give significant values, but soil samples taken within a 1 by 0.5 km area have anomalous values up to 1168 ppm Zn., 815 ppm Pb and 679 ppm Cu (see figure 6 and 7 and **12.2 Geochemical Surveys)**

11.3 Showings of the Oscar Area

This area has extensive cover and few showings on the Roberto claim. In the inner skarn halo within the Condorsinga and Chambara formation one sees occasional traces of sphalerite and disseminated pyrite. Some areas also have patches with minor limonite. Just to the north of the Roberto claim in the same Oscar area and on claims belonging to Penoles, weak zinc/lead mineralization is reported.

12. Exploration Programs

Exploration programs were first initiated by Ballad Gold and Silver Ltd. in 1997 and 1999 and consisted of reconnaissance geology, prospecting and rock sampling (Cox, 1997 and E. McCrossan, 1999). These surveys documented that polymetallic mineralization of Zn, Pb and Ag was present in several old showings and small scale workings in the area associated with zones of skarn alteration both in Pucara Group sediments and Tertiary age intrusions.

Systematic exploration surveys were completed by Teck Cominco in two campaigns in 2001 and 2002. The surveys performed are summarized in table 1 on page 8 and consisted of systematic mapping, rock sampling, soil sampling, airborne magnetic surveys, and limited ground magnetic surveys and a small TDEM survey. In 2002 Teck Cominco drilled 5 Percussion holes.

The prospecting, geological mapping and geochemical sampling were done by Cominco staff. The geophysical work was done by VAL D'OR Geofisica S.A. and FUGRO. Analytical work was performed by ALS Chemex, SGS Del Peru in Lima and Cominco's Laboratories in Vancouver, Canada.

12.1 Geophysical surveys

(See figures 5 and 6)

12.1.1 Airborne Magnetic Survey

The airborne magnetic coverage of the Roberto claim was a small part of a regional aeromagnetic survey completed by Teck Cominco in 2002 . The aeromagnetic survey (not illustrated) done over Roberto shows a magnetic low flanked by magnetic highs to the northeast and southwest, the latter are thought to correspond to large magnetite bearing intrusions. Also evident are WNW and WSE trending mayor structural controls. Because Roberto is centrally located between all these elements, its potential is enhanced

12.1.2 Ground magnetic surveys

The results of the ground magnetic survey are presented on Fig 5. A magnetic high of 40 nT, seen over the western half of Ponciano, corresponds with the exposures at surface, and probably also at depth, of apophyses, dykes and sills of diorite with traces of titanium minerals and magnetite. Superimposed on this anomaly are small anomalies with values up to 110 nT that are thought to be caused by local, close to surface, concentrations of magnetic minerals within the intrusions. The central intrusion at Ponciano corresponds with a magnetic low probably caused by magnetite destruction through alteration. The contact zone of this intrusion (magnetic low) with the high magnetic area to the west is the area of most prospective interest at Ponciano.

12.1.3 Electromagnetic Surveys

The Electromagnetic survey (TDEM 5 km) covers a small area at Ponciano in the southern portion of the claim. The survey found weak conductors in the western and northern part of Ponciano that coincide closely to high zinc, lead and silver values in soil samples. These conductors are mostly located at the limestone-intrusion contact and could be caused by massive sulphides at depth. The most important of those conductors (1 and 2) because of their continuity, length (>400m and 300m) and resolution are found along the western and northern boundary of the intrusive complex and were targeted for drilling in 2002.

12.2 Geochemical Surveys

(See figures 7 and 8)

A total of 224 soil samples and 138 rock samples were taken at Ponciano, Oscar and Raquel along lines and of mineralized structures as well as from areas with weakly disseminated sulphides. All samples were analysed with ICP. The threshold values in soil samples are estimated at 300 ppm for Zn, 100 ppm for Pb, 100 ppm for Cu. Based on this, anomalies were identified of Zn, Pb and Cu in the Ponciano, Raquel and Oscar


N
Survey Line
Road
Mag Low
Mag High
8601000mN
491000mE
Ballad Gold & Silver Ltd
ROBERTO
GROUND MAGNETIC SURVEYS
July 2003

FIGURE 5


N
TDEM SURVEY LINE
CONDUCTOR
ROAD
8601000mN
491000mE
1
2
Ballad Gold & Silver Ltd
ROBERTO
TDEM SURVEYS
July 2003
FIGURE 6


> 80 ppm Pb
> 300 ppm Pb
Soil sample Line
Road
Ballad Gold & Silver Ltd
ROBERTO
LEAD In SOILS
Scale 1/20000
July 2003
FIGURE 7
N
6601000mN
491000mE


N
> 300 ppm Zn
> 500 ppm Zn
Soil sample Line
Road
Ballad Gold & Silver Ltd
ROBERTO
ZINC in SOILS
July 2003
FIGURE 8
8601000mN
491000mE

areas. These anomalies are directly associated with weak base metal mineralization in the sub crop.

At Ponciano 46 soil samples were anomalous of a total 114 samples with Zn values from 300 to 5370 ppm, Pb values from 100 to 2350 ppm and Cu values from 100 to 1596 ppm and occurring over an area of 1.3 by 1 km. These anomalies are associated with the weakly mineralized marble-recrystallized limestone halo and with a few polymetallic veins known in the area. The rock samples, taken mostly from mineralized structures, gave values up to 94,800 ppm Zn, 7,900 ppm Pb and 2,086 ppm Cu. In the Raquel area 22 of the 55 soil samples taken had values from 300 to 1,168 ppm Zn, 22 had values from 100 to 815 ppm Pb and 5 samples had values from 100 to 679 ppm Cu. The samples covered an area of 1 by 0.5 km. Such values can also be linked to weak mineralization in the zones of skarn-marble present. It is possible that there are also some veins present in covered areas. The 23 rock samples collected do not have significant values. 4 samples of travertine close to Raquel had weak values of Zn, Pb and Cu. Prospecting with zinc zap over these areas showed a few spots with a weak positive reaction, an indication of presence of zinc in the travertine deposits.

At Oscar anomalous geochemical covers 1 by 0.5 km. 50% of this is to the north of Roberto on the adjacent land owned by Penoles. In the Penoles land a homogeneous and coherent anomaly exists with values up to 5,419 ppm Zn, 2,418 ppm Pb and 2,794 ppm Cu and associated with a skarn-marble zone, weakly mineralized with disseminated marmatite and pyrite. Rock samples gave values of 4,854 ppm Zn/22m, 935 ppm Pb/12m, 1,074 ppm Cu and 23 ppm Ag/3m. Of a total of 39 samples taken over the southern part of the anomaly, within Roberto, 15 have values from 300 to 1,974 ppm Zn, 7 from 100 to 309 ppm Pb and 3 from 100 to 124 ppm Cu. As before the anomalies can be sourced to disseminated mineralization in zones of skarn-marble or hornfels within the Chambará, Aramachay and Condorsinga Formations.

13 Drilling

Teck Cominco drilled a total of 5 holes from August 15-21, 2003. Drilling was done by CIA AK Drilling Internacional S.A. a contractor from Lima, Peru. The drilling data are summarized in table 2 below: The drill whole collars are located on figure 9.

TABLE 3 REVERSE CIRCULATION PERCUSSION DRILLING 2002 by TECK COMINCO						
Hole Number	purpose	UTM Coordinates	Azimuth	Dip	Length m	No of samples
TY02RC001	TDEM conductor and contact zone	493,832 mE 8,600,264 mN	250°	-60	138	46
TY02RC002	TDEM conductor and contact zone	493,465 mE 8,600,379 mN	180°		181	86
TY02RC004	Mineralized Fault zone. Not completed to intended depth	493,013 mE 8,600,450 mN	98°		91	30
TY02RC006	Mineralized Fault zone.	493,094 mE 8,600,503 mN	0		151	100

TY02RC007	Cu and gold soil anomaly	493,236 mE 8,600,049 mN	0		76	50
					637	312

The drilling method used was reverse circulation percussion drilling. The main aim of the drilling was to test for a skarn style replacement deposit with Cu-Zn mineralization within the contact zones of the Tinyaccla intrusive and limestones of the Condorsinga and Chambara Formations. Two of the holes specifically tested TDEM conductors. Recoveries were reported as adequate. Rock fragment samples from the drill holes are kept in a Teck Cominco warehouse in Lima. All rock fragments were analysed, mainly in intervals of 1.5m, for 32 elements including Cu, Zn, Ag and Au.

Hole TY02RC001

This hole tested an overburden covered area within the skarn halo and also tested a TDEM conductor. The hole intersected skarn alteration with weak mineralization and failed to intersect intervals with sufficient sulphides to explain the presence of the TDEM conductor. Very weak copper and zinc mineralization was intersected. Best intervals were: 0.12% Zn from 92.5-122.5m and 0.15% Cu from 37-41.5 m. Best silver values were 33.2 g/t from 29.5 to 41.5 m

Hole TY02R C002

This hole tested skarn mineralization on a diorite/limestone contact zone and was aimed to intersect a TDEM conductor at a depth of 130m. Weakly mineralized and altered calc silicates were intersected with a 50 m long shale interval from 17.5 to 68.5 m. From 76 to 80.5m an interval with 25% pyrite was intersected (visual estimate) and up to 5% pyrite. No conductive rock was intersected at 130m as projected; however the interval with 25% py could be conductive. Best mineralization intersected was 0.3% Zn from 0 to 17.5 m.

Hole TY02RC004

This hole also tested skarn mineralization and also the Tinyacclla fault system at depth. The hole was abandoned when it proved impossible to penetrate the Tinyacclla fault. Abundant pyrite, from 5 to 30%, with traces of sphalerite, was intersected. Best mineralization was from 0 to 61 m: 0.28% Zn.

Hole TY02RC006

Like whole 4, this hole was to intersect the Tinyacclla Fault and to probe for Manto style mineralization near the Ponciano showing. The hole intersected limestones over 25 m followed by of black shales of the Aramachay, followed by cal silicates and green garnet skarn. The best interval was 0.38% Zn from 94 to 101.5m.

Hole TY02RCOO7

This drill hole probed an area with high copper and zinc in soils. The hole intersected silicified monzonite with disseminated garnet and 2 to 5% pyrite. Best interval was 0.13% Cu from 25 to 41.5 m.

Teck Cominco concluded that the results of the drilling were not encouraging for a copper-zinc disseminated mineralization and consequently terminated the option



SKARN ZONE
OSCAR
RAQUEL
SKARN ZONE
EM SURVEY PROPOSED
SKARN ZONE
PONCIANO
PROPOSED DRILLING
Conductors (TDEM)
TDEM Survey Lines
Outer Boundary of Skarn Zone
Geology adapted from 2001 mapping by Teck Cominco
0
500m
1000m
LEGEND
Quaternary Alluvium, Colluvium and Travertine Deposits
Limestone, Shale, Intrusive
Planned Holes
Gravel Road
Showing
2003 RC Holes by Teck Cominco
Fault
Claim Boundary
Ballad Gold & Silver Ltd
ROBERTO ALTERATION
Proposed TDEM and Drilling
July 2003

FIGURE 9

agreement with Ballad. The author concurs that the results obtained by Cominco considerably lower the probability that a Cu-Zn skarn with disseminated mineralization exists on the property. However the exploration for semi-massive sulphides at Roberto, similar to mineralization at the nearby Marta mine and with high values of zinc, lead and silver, has hardly started. Cominco aimed two drill holes at EM conductors, possibly caused by semi-massive sulphides. Hole 001 did not show any sign of conductivity in bedrock and the second hole only had a short section visually estimated to have 25 % sulphides. However the nature of the drilling method, percussion drilling producing rock chips, does not allow for proper verification of rock conductivity hence it is uncertain if this second hole actually intersected the source of conductivity. A more adequate method to drill test conductors should include a drill collar situated much closer, to the conductor target than Teck Cominco's two sites and also include a provision to drill additional holes at the conductor target from the opposite direction in case the dip estimate from geophysical data is erroneous as happens to a considerable portion of such estimates. In short the aithor concludes that the conductor delineated by Teck Cominco has not been adequately tested and there still is a high probability that it is caused by mineralized semi-massive sulphides.

14 Sampling Method and Approach

In 2002 soil and rock samples were collected by Teck Cominco personnel under the supervision of Manuel Montoya a Senior Geologist of Teck Cominco. Soil samples were taken with a shovel and approximately 500 g of material was placed in a craft paper bag. Rock samples consisted of grab samples and chip samples taken with a hammer and were collected in plastic bags also under the supervision of Manuel Montoya, Senior Geologist Teck Cominco. Drill chips sampling in 2003 proceeded as follows: at the drill site chips generated from the drill hole were routed through a splitting device and a portion of the chips were collected in a cloth bag under the supervision of a Teck Cominco geologist or supervisor, annotated and dried in the field. These sampling methods are considered adequate.

15 Sample preparation Analysis and Security

Samples were collected by Teck Cominco personnel directly and transported to Laboratories in Lima by commercial transport in hard plastic containers. Sample preparation and analysis of soil and rock samples was done by ALS Chemex Laboratories in Lima In 2002, drill chip samples were analysed by ALS Chemex in Lima, a laboratory with ISO 9000:2000 certification. Duplicates were randomly selected and sent to SGS del Peru laboratories for verification. Rejects of the samples are stored at Teck Cominco's warehouse in Lima, Peru. The sample preparation, assaying and security measures taken are considered adequate.

16 Data Verification

No independent verification of the data was undertaken by Ballad. In 2001 samples collected were submitted to reputable commercial laboratories who inserted blanks and standard samples as a quality measure during the analytical process. In 2002 drill samples were equally submitted to reputable commercial laboratories who also inserted blanks and standards in addition, as an additional verification measure, Teck Cominco send randomly selected doubles of the pulps to SGS laboratories in Lima. The results of these various verification methods were positive and considering the preliminary exploration stage of the project these measures are considered adequate verification of data by the author.

17 Adjacent Properties

To the north of and adjacent to the Roberto Claim are mineral claims owned by a subsidiary of Cia Minera Penoles, a Mexican mining company best known as an important producer of silver, lead and zinc mainly from mines in Mexico. No direct data are available of this property, but the skarn alteration and weak zinc–lead mineralization in the Oscar area extends well into the Penoles ground.

Approximately 1 km south of the southern boundary of the Roberto claim is the Martha mine that operated from 1950 to 1990. The Mine has a 250t/day mill in place and produced lead concentrates with important credits of silver. The mine ceased operation in 1990 because of the insecurity related to the activities of the Sendera Luminosa Guerrilla Movement. The insecurity subsided after 1993 but so far the owners have not been able to recapitalize the operation. Reliable production statistics are not available. However the Atlas Mineria en El Peru 2001, a Publication by the Peruvian Ministry of Mines, cites that at suspension of operations the remaining amount of material was 546,000 tonnes grading 8% Pb, 6% Zn and 10 oz/t Ag. Note that the author has not independently researched or verified these numbers and these numbers can not be considered a reserve or resource and can not be relied on as a basis to make an investment decision regarding Roberto without proper verification or proper research..

18 Mineral processing and metallurgical testing

No mineral processing or metallurgical testing has been done on the property.

19 Mineral Resources and Mineral Reserves Estimates

No mineral resources or reserves of any kind have been identified on the property.

20 Other Relevant Data and Information

All relevant data of the Roberto property were reviewed by the author and the author is not aware of any other data available on the Roberto property.

21 Interpretation and Conclusions

- At Roberto outcrops belong to the Pucara Group (Chambará, Aramachay and Condorsinga Formations). These rocks are folded along a NW-SE axis and form the Tinyacclla anticline. This anticline is cut by thrust faults along its axis and by NW-SE and E-W-trending transverse faults. The sediment sequences are intruded by stocks and sills of diorite and monzonite of Upper Tertiary age and exhibit skarn-marble and locally hornfelsing with weak base metal mineralization. Extensional faults and fractures control much of the mineralization present in the area.

- The Roberto area is part of the Pucacaja-Martha belt, prospective for Ag, Pb, Zn and Cu skarns. Teck-Cominco's mapping and sampling documented a large skarn system on the Roberto claims with indications principally of silver, lead, zinc, but also of gold and copper mineralization. This concurs with other known mineralization in the area such as the Marta mine a past lead and silver producing mine located 1 km south of the Roberto claim. Mineralization at the Marta mine is described as Manto's with massive sulphides and veins with pods of massive sulphides. Mineralization in the area of Roberto can be classified as Zn-Pb-Ag.

- Three prospective zones of skarn-CRD are present in the area: Ponciano, Oscar and Raquel and collectively cover more than 4 km^2. These zones show narrow proximal garnet pyroxene skarn in an envelope of calcsilicate marble and recrystallized limestone. The three zones have favourable geochemistry of Ag, Pb, Zn and Cu associated with weak mineralization of sphalerite, galena, pyrite disseminated in the marble exoskarn and with small and narrow polymetallic veins. Apart from historic small workings no economic mineralization has been located on the Roberto Claim. However exploration potential, especially for a semi massive sulphide body in the form of a Manto or chimney is still high because the area with skarn alteration, especially Raquel and Oscar is largely

covered by overburden and post mineral deposit and only explorable by indirect means like EM geophysics

- Teck Cominco did electromagnetic (TDEM) work, the most direct way to detect massive sulphides in a skarn environment, but only over a small portion of the areas of skarn outcrops. This work found conductors for a total length of 700 meters. Teck Cominco's TDEM survey was over the Poncianio area, the area with best exposure, hence more showings. The other areas (Oscar and Raquel) with skarn are more extensively covered by overburden, alluvium and travertine deposits and have less showings

- Drill testing the conductors by Teck Cominco was inconclusive. The first hole did not intersect any conductive rock. The second hole intersected a short interval with 25% sulphides. No conductivity test could be done of this interval as the drill method used was percussion drilling producing chips not core. Therefore the conductors remain largely untested. These conductors still are drilling targets for high grade silver-zinc-lead mineralization and drilling in the future should be core drilling, spudded closer to the conductor and from a direction opposite to the direction of the Teck Cominco drill holes. Two other holes drilled by Teck Cominco targeting disseminated Zn-Cu mineralization only found sub economic mineralization.

22 Recommendations

It is recommended to further explore the Roberto claim for semi-massive or massive sulphide bodies with zinc, silver and lead values as follows:

1. Phase 1: Complete a TDEM survey over the very large skarn (4 km2) area, situated in the northern half of the Roberto claim, called Raquel and Oscar and in part covered by travertine and alluvium. At 200 meter spaced lines this will amount to 20 km of surveys. This work is aimed at detecting conductors, possible zones of massive sulphide mineralization. In conjunction with this a systematic soil sampling of this area is recommended to complete the anomalies detected by Teck Cominco on widely spaced lines of sampling... Approximately 150 samples have to be taken on 100 meter centres and 200 m spaced lines

2. Phase 2: Diamond Drill the Ponciano TDEM conductors located by Teck Cominco and, if warranted, test new TDEM conductors located during phase 1. This Ponciano conductor is 700 meter long and only two of the 5 Teck Cominco holes targeted this conductor, one of which did not intersect a conductor. Two core holes (200 m) are recommended to properly test this

target. Another 3 holes could be reserved for drilling targets defined by the TDEM survey over the northern part of the claims.

Budget Estimate (in US $ and C$)

Phase 1

20 km TDEM @ $ 800/km (estimate Valdor Geofisica)		20,000
Camp cost Ballad crew		1,000
Geologist, Supervision, planning, Report		4,000
Labourers		2,000
Transport, Travel costs		3,000
Analysis 150 samples for Ag, Pb, Zn, and Cu		2,000
Administration 10%		3,000
Total	**US $35,000**	
	Or C $50,000	

Phase 2

Drilling 500 m @ $100/m		50,000
Camp		6,000
Geologist, Supervision, planning Report		6,000
Labourers		3,000
Transport, Travel		4,000
Analysis/Assays 300 samples for Ag, Pb, Zn, Cu and Au		5,000
Contingency 10%		8,000
Derecho de vigencia		3,000
Administration 10%		8,500
Total Phase 2	**US $94,000**	
	Or **C $132,000**	

Overall Total **US $ 129,000 or C $ 182,000**

23 References

Bayona, D., 2002 — Exploration Annual report 2002 Roberto Property for the Teck Cominco-Ballad Minerals Inc Joint Venture, Peru – unpublished report in Spanish

Cox, E 1997 — Preliminary report of Reconnaissance Exploration in the Roberto

Concession - for Ballad Enterprises Ltd - unpublished report

McCrossan, E 1999 Summary report on the Roberto Property- for Ballad Enterprises Ltd. - unpublished report

Meinert, 1992 Skarn deposits Geosc. Canada, v 19

Ministerio de Energia Y Minas Rep. del Peru
Atlas Mineria en el Peru, 2001and 2002 CD's with geology maps and tables

Montoya M, 2002 Informe Annual de Exploracion 2001, Roberto 1 y Fredy 1 for Teck Cominco Ltd - unpublished report in Spanish

24 Date

This report was completed on July 21, 2003

Signed

"Edward McCrossan" *"Seal"*

E McCrossan, P.Geo

25 Statement of Qualifications

I, Ed McCrossan of 204-1225 Barclay Street, Vancouver, British Columbia, declare that:

1. I am a graduate of the University of British Columbia (1984) and hold a B.Sc. degree in Geology.
2. I have been employed in my profession by various mining companies since graduation and have worked on projects in Canada, USA, Thailand, China, Argentina, Chile, Bolivia, Peru, Central America and Mexico.
3. I am a member of the Society of Economic Geologists, the Canadian Institute of mining and Metallurgy, a Fellow of the geological Association of Canada and a registered member in good standing of the Association of Professional Engineers and Geoscientists of B.C.

4. The information and recommendations contained in this report are based on a three day site visit in April, 1999 and a review of pertinent literature.

5. I have read the National Instrument 43-101 and form 43-101F1 and this report has been prepared in compliance with National Instrument 43-101 and form 43-101F1 and I certify that, because of my education, relevant work experience and my affiliation as a Professional Geoscientist with the Association of Professional Engineers and Geoscientists of the Province of British Columbia, I fulfill the requirements to be a "Qualified Person" for the purpose of NI 43-101 in the matter of evaluating the exploration potential of the Roberto Property and the recommendation of an exploration program.

6. I am an Independent Qualified Person, applying the tests set out in section 1.5 of N.I. 43-101 and was commissioned by Ballad Gold & Silver Ltd.., as a Independent Qualified Person, to review the technical data and remaining mineral potential of the Roberto property, write this report and to recommend an exploration program if warranted.

7. I consent to and authorize the use of the attached report and my name in the Company's Prospectus, Statement of Material Facts or other public documents.

"Edward McCrossan"

Ed McCrossan, Geologist, F.G.A.C., P.Geo.

Dated at Vancouver, British Columbia this 21st day of July, 2003

"Seal"

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. **BALLAD GOLD & SILVER LTD.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of:

a. a distribution on November 18, 2003 of 1,200,000 units of Ballad Gold & Silver Ltd. by way of private placement and 20,000 units of Ballad Gold & Silver Ltd. as a finder's fee in connection with the above-mentioned 1,200,000 unit private placement; and
b. a distribution on November 20, 2003 of 44,667 units of Ballad Gold & Silver Ltd. as a finder's fee in connection with the above-mentioned 1,200,000 unit private placement,

Ballad Gold & Silver Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution dates.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, British Columbia, this 28th day of November, 2003.

BALLAD GOLD & SILVER LTD.

By: ______________________
Anthony J. Beruschi, President